April 13, 2006
VIA CORRESPONDENCE
Mr. Terry French
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

RE:	ORBIMAGE Holdings Inc.
Form 8-K
Filed March 28, 2006
File No. 0-50933
Dear Mr. French:
     On behalf of ORBIMAGE Holdings Inc. (“we,” “us,” “ORBIMAGE” or the “Company”), this letter sets forth the Company’s responses to the Staff’s comment letter dated April 6, 2006. For your convenience, I have set forth each of the Staff’s comments immediately preceding the Company’s response.
Accounting Comments:
1.	We note in first paragraph under Item 4.02(a) that the Company, after discussion with BDO Seidman LLP, the Company’s independent registered public accounting firm, undertook a review of its accounting for an interest rate swap agreement under Statement of Financial Accounting Standards No. 133. It is not clear to us if the Company undertook the review of its accounting for the interest rate swap agreement as the result of the review by your auditors. If that is the case, please amend the filing to comply with requirements of Item 4.2(b) and 4.2(c) of Form 8-K.

21700 Atlantic Boulevard • Dulles, VA 20166 • 703-480-7500 • 703-480-4659 (fax)

Division of Corporation Finance
April 13, 2006

Response:

The Company did not undertake the review of its accounting for its interest rate swap agreement as the result of the review by its independent public accounting firm. The Company did not receive advisement or notice from its independent accountant requiring disclosure under Item 4.02(b), and thus believes that the disclosures contained in its Form 8-K are appropriate.

2.	Please address in your amended filings if your certifying officers considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-Q for the periods ended June 30, 2005 and September 30, 2005. Additionally, disclose what effect the error had on your current evaluation of disclosure controls and procedures as of June 30, 2005 and September 30, 2005 and for the fiscal year ended December 31, 2005.

Response:

The Company believes it has addressed both items raised by the Staff in the Company’s Form 10-Q/As for the periods ended June 30, 2005 and September 30, 2005, filed with the Commission on March 31, 2006. The following is an excerpt from Item 4, Controls and Procedures, of the Company’s Form 10-Q/A:

The Company routinely reviews its system of internal controls over financial reporting and makes changes to its processes and systems to improve controls and increase efficiency, while ensuring that it maintains an effective internal control environment. Based on that evaluation, the Company’s principal executive officer, principal financial officer and principal accounting officer concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required and that such information is accumulated and communicated to management in a manner that allows timely decisions regarding required disclosure. Notwithstanding the restatement of the Company’s quarterly results due to the change in accounting for its interest rate swap agreement as described below, the Company’s management has concluded that the financial statements included in this Form 10-Q/A fairly present in all material respects the Company’s financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.

Except as noted below, there have been no significant changes in ORBIMAGE’s internal controls over financial reporting during the most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

21700 Atlantic Boulevard • Dulles, VA 20166 • 703-480-7500 • 703-480-4659 (fax)

Division of Corporation Finance
April 13, 2006

Management has concluded that the Company did not maintain effective controls to ensure that hedge accounting was correctly applied pursuant to generally accepted accounting principles. Specifically, the Company’s documentation of its interest rate swap agreement did not meet the requirements of SFAS No. 133 and related interpretations and the Company incorrectly applied the short-cut method of hedge accounting, resulting in the restatement of the Company’s condensed consolidated financial statements for the period ended June 30, 2005. Management has determined that this control deficiency did not constitute a material weakness in internal control over financial reporting as of June 30, 2005.

Management intends to remediate the control deficiency through a revision of the Company’s documentation of policies and procedures and review to meet the standard of hedge documentation under SFAS No. 133, and by strengthening the Company’s internal knowledge base regarding hedge accounting with improved training and expertise. By implementing these internal control improvements, management expects to remediate this material weakness in internal control over financial reporting by the end of the first quarter of 2006.

The Company will continue to improve the design and effectiveness of its disclosure controls and procedures and internal control over financial reporting to the extent necessary in the future to provide management with timely access to such material information and to correct any deficiencies that may be discovered in the future.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may or may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     If you have any questions or comments with regard to these responses or other matters, please call me at (703) 480-7503 or Henry Dubois at (703) 480-4635.
Very truly yours,
/s/ Tony Anzilotti
Tony Anzilotti
Vice President Finance & Corporate Controller

cc:	Henry Dubois, GeoEye Wayne Berson, BDO Seidman

21700 Atlantic Boulevard • Dulles, VA 20166 • 703-480-7500 • 703-480-4659 (fax)